

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2021

Robert Rozek
Chief Financial Officer
Korn Ferry
1900 Avenue of the Stars, Suite 2600
Los Angeles, California 90067

> **Re: Korn Ferry**
> **Form 10-K for the Fiscal Year Ended April 30, 2020**
> **Filed July 15, 2020**
> **File No. 001-14505**

Dear Mr. Rozek:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services